Filed Pursuant to Rule 424 (b)(5)
Registration No. 333-159162

The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell these securities and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated June 6, 2011

Preliminary Prospectus Supplement

To Prospectus dated May 12, 2009

9,000,000 Common Shares

Cliffs Natural Resources Inc.

We are offering 9,000,000 of our common shares, par value $0.125 per share.

Our common shares are listed on the New York Stock Exchange and the NYSE Euronext Paris under the symbol “CLF.” The last reported sale price of our common shares on the New York Stock Exchange on June 3, 2011 was $87.29 per share.

Investing in our common shares involves risks. See “Risk Factors” beginning on page S-10 of this prospectus supplement and the risk factors contained in our Annual Report on Form 10-K for the fiscal year ended December 31, 2010 and in our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2011, which are incorporated by reference herein.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public Offering Price	$	$
Underwriting Discount and Commissions	$	$
Proceeds to us (before expenses)	$	$

We have granted the underwriters an option to purchase, within the 30-day period from the date of this prospectus supplement, up to an additional 1,350,000 common shares to cover over-allotments.

We expect to deliver the common shares to purchasers on or about June     , 2011.

Joint Book-Running Managers

J.P. Morgan	BofA Merrill Lynch	Citi

June     , 2011

Prospectus Supplement

i

About This Prospectus Supplement

We provide information to you about this offering in two separate documents. The accompanying prospectus provides general information about us and the common shares we may offer from time to time, some of which may not apply to this offering. This prospectus supplement describes the specific details regarding this offering and certain other matters related to us and our financial condition. Generally, when we refer to the “prospectus,” we are referring to both documents combined. Additional information is incorporated by reference in this prospectus supplement. If information in this prospectus supplement is inconsistent with the accompanying prospectus, you should rely on this prospectus supplement.

We have not, and the underwriters have not, authorized anyone to provide you with any information other than that contained or incorporated by reference into this prospectus supplement, in the accompanying prospectus or in any free writing prospectus prepared by us or to which we have referred you. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. You should not assume that the information contained in this prospectus supplement, the accompanying prospectus or any document incorporated by reference is accurate as of any date other than the date mentioned on the cover page of this prospectus supplement and the accompany prospectus or the date of each document incorporated by reference. We are not, and the underwriters are not, making offers to sell the common shares in any jurisdiction in which an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to anyone whom it is unlawful to make an offer or solicitation.

Before you invest in our common shares, you should read the registration statement to which this document forms a part and this document, including the documents incorporated by reference herein.

References in this prospectus supplement to the terms “we,” “us,” “the Company” or “Cliffs” or other similar terms mean Cliffs Natural Resources Inc. and its consolidated subsidiaries, unless we state otherwise or the context indicates otherwise. As used in this prospectus supplement, the term “ton” means a long ton (equal to 2,240 pounds) when referring to our North American Iron Ore business segment, the term “ton” means a short ton (equal to 2,000 pounds) when referring to our North American Coal business segment and the term “metric ton” means a metric ton (equal to 1,000 kilograms or 2,205 pounds).

Where You Can Find More Information

We are subject to the informational reporting requirements of the Securities Exchange Act of 1934. We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available over the Internet at the SEC’s website at www.sec.gov. You may read and copy any reports, statements and other information filed by us at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call 1-800-SEC-0330 for further information on the Public Reference Room. You may also inspect our SEC reports and other information at the New York Stock Exchange, 20 Broad Street, New York, New York 10005, or at our website at www.cliffsnaturalresources.com. The information contained on or accessible through our website is not part of this prospectus supplement, other than the documents that we file with the SEC that are incorporated by reference in this prospectus supplement or the accompanying prospectus.

Information We Incorporate By Reference

The SEC allows us to “incorporate by reference” into this prospectus supplement the information in documents we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus supplement and information that we file later with the SEC will automatically update and supersede this information. Any statement contained in any document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus supplement to the extent that a statement contained in or omitted from this prospectus supplement, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement.

We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until the completion of the offering of common shares described in this prospectus supplement:

•	our Annual Report on Form 10-K for the year ended December 31, 2010;

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2011;

•

our Current Reports on Form 8-K, as filed with the SEC on January 7, 2011, January 12, 2011, January 14, 2011, January 18, 2011, February 8, 2011, February 9, 2011, March 8, 2011, March 17, 2011, March 22, 2011, March 23, 2011, March 25, 2011, April 14, 2011, April 21, 2011, May 10, 2011, May 16, 2011 (as amended by the Current Report on Form 8-K/A as filed with the SEC on June 6, 2011), May 23, 2011 and June 6, 2011; and

•	the description of our common shares contained in the Current Report on Form 8-K/A filed on May 21, 2008, including any subsequently filed amendments and reports updating such description.

We will not, however, incorporate by reference in this prospectus supplement any documents or portions thereof that are not deemed “filed” with the SEC, including any information furnished pursuant to Item 2.02 or Item 7.01 of our current reports on Form 8-K unless, and except to the extent, specified in such current reports. You may obtain copies of these filings without charge by accessing the investor relations section of www.cliffsnaturalresources.com or by requesting the filings in writing or by telephone at the following address.

Cliffs Natural Resources Inc.

Investor Relations

200 Public Square

Suite 3300

Cleveland, Ohio 44114

Telephone Number: (216) 694-5700

Disclosure Regarding Forward-Looking Statements

This prospectus supplement and the accompanying prospectus, including the documents incorporated by reference, contain statements that constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by the use of predictive, future-tense or forward-looking terminology, such as “believes,” “anticipates,” “expects,” “estimates,” “intends,” “may,” “will” or similar terms. These statements speak only as of the date of this prospectus supplement or the date of the document incorporated by reference, as applicable, and we undertake no ongoing obligation, other than that imposed by law, to update these statements. These statements appear in a number of places in this prospectus supplement, including the documents incorporated by reference, and relate to, among other things, our intent, belief or current expectations of our directors or our officers with respect to: our future financial condition; results of operations or prospects; estimates of our economic iron ore and coal reserves; our business and growth strategies; and our financing plans and forecasts. You are cautioned that any such forward-looking statements are not guarantees of future performance and involve significant risks and uncertainties, and that actual results may differ materially from those contained in or implied by the forward-looking statements as a result of various factors, some of which are unknown, including, without limitation:

•	the ability to successfully integrate acquired companies into our operations, including without limitation, Consolidated Thompson Iron Mines Limited, or Consolidated Thompson;

•	uncertainty or weaknesses in global and/or market economic conditions, including any related impact on prices;

•	trends affecting our financial condition, results of operations or future prospects;

•	the ability to reach agreement with our iron ore customers regarding modifications to sales contract pricing escalation provisions to reflect a shorter-term or spot-based pricing mechanism;

•	the outcome of any contractual disputes with our customers or significant energy, material or service providers;

•	the outcome of any arbitration or litigation;

•	changes in sales volume or mix;

•	the impact of price-adjustment factors on our sales contracts;

•	the ability of our customers to meet their obligations to us on a timely basis or at all;

•	our actual economic ore reserves or reductions in current resource estimates;

•	the success of our business and growth strategies;

•	our ability to successfully identify and consummate any strategic investments;

•	our ability to achieve post-acquisition synergies;

•	events or circumstances that could impair or adversely impact the viability of a mine and the carrying value of associated assets;

•	the results of pre-feasibility and feasibility studies in relation to projects;

•

impacts of increasing governmental regulation including failure to receive or maintain required environmental permits, approvals, modifications or other authorization of, or from, any governmental or regulatory entity;

•	adverse changes in currency values, currency exchange rates and interest rates;

•	the success of our cost-savings efforts;

•	our ability to maintain adequate liquidity and successfully implement our financing plans;

•	our ability to maintain appropriate relations with unions and employees;

•	our ability to successfully complete the repair and refurbishment work at our Oak Grove Mine in the expected time frame;

•	the amount, and timing of, any insurance recovery proceeds with respect to our Oak Grove Mine;

•	our ability to successfully remediate carbon monoxide levels at our Pinnacle Mine;

•	uncertainties associated with unanticipated geological conditions, natural disasters, weather conditions, supply and price of energy, equipment failures and other unexpected events;

•	risks related to international operations;

•	the potential existence of significant deficiencies or material weakness in our internal control over financial reporting; and

•	the risk factors referred to or described in the “Risk Factors” section of this prospectus supplement.

These factors and the other risk factors described in this prospectus supplement and the accompanying prospectus, including the documents incorporated by reference, are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could harm our results. Consequently, there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to or effects on us. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements.

Summary

This summary highlights information about us and the common shares being offered by this prospectus supplement. This summary is not complete and may not contain all of the information that you should consider prior to investing in our common shares. Except as set forth in “—Growth Strategy and Recent Developments” below, this summary does not give effect to our recent acquisition of Consolidated Thompson. For a more complete understanding of our company, we encourage you to read this entire document, including the information incorporated by reference in this document and the other documents to which we have referred.

Our Company

Cliffs Natural Resources Inc. is an international mining and natural resources company that traces its corporate history back to 1847. We are the largest producer of iron ore pellets in North America, a major supplier of direct-shipping lump and fines iron ore out of Australia and a significant producer of metallurgical coal. With core values of environmental and capital stewardship, our colleagues across the globe endeavor to provide all stakeholders operating and financial transparency as embodied in the Global Reporting Initiative framework. Our company’s primary operations are currently organized according to product category and geographic location: North American Iron Ore; North American Coal; Asia Pacific Iron Ore; Asia Pacific Coal; Latin American Iron Ore; Alternative Energies; Ferroalloys; and our Global Exploration Group. The Asia Pacific Coal, Latin American Iron Ore, Alternative Energies, Ferroalloys and Global Exploration Group operating segments do not meet reportable segment disclosure requirements and therefore are not separately reported.

In North America, we operate six iron ore mines in Michigan, Minnesota and Eastern Canada, five metallurgical coal mines located in West Virginia and Alabama and one thermal coal mine located in West Virginia. Our Asia Pacific operations are comprised of two iron ore mining complexes in Western Australia and a 45% economic interest in a coking and thermal coal mine in Queensland, Australia. In Latin America, we have a 30% interest in Amapá, a Brazilian iron ore operation. Our Ferroalloys operations are comprised of our recently acquired chromite deposits in Northern Ontario, Canada. Our Alternative Energies operations include our 95% controlling interest in renewaFUEL located in Michigan. In addition, our Global Exploration Group was established in 2009 and is focused on early involvement in exploration activities to identify new world-class projects for future development or projects that add significant value to existing operations.

The following map shows our global footprint:

North American Iron Ore

We are the largest producer of iron ore pellets in North America and primarily sell our production to integrated steel companies. We manage and operate six North American iron ore mines located in Michigan, Minnesota and Eastern Canada that currently have an annual rated capacity of 38.4 million tons of iron ore pellet production, representing 45.3% of total North American pellet production capacity.1 Based on our equity ownership in the North American mines we currently operate, our share of the annual rated pellet production capacity is currently 29.9 million tons, representing 35.3% of total North American annual pellet capacity.2

Our North American Iron Ore revenues are primarily derived from sales of iron ore pellets to the North American integrated steel industry, consisting of seven major customers. Generally, we have multi-year supply agreements with our customers. Sales volume under these agreements is largely dependent on customer requirements, and in many cases, we are the sole supplier of iron ore pellets to the customer. Historically, each agreement has contained a base price that is adjusted annually using one or more adjustment factors. Factors that could result in a price adjustment include international pellet prices, measures of general industrial inflation and steel prices. Additionally, certain of our supply agreements have a provision that limits the amount of price increase or decrease in any given year. In 2010, the world’s largest iron ore producers moved away from the annual international benchmark pricing mechanism referenced in certain of our customer supply agreements, resulting in a shift in the industry toward shorter-term pricing arrangements linked to the spot market. These changes caused us to assess the impact a change to the historical annual pricing mechanism would have on certain of our larger existing North American Iron Ore customer supply agreements. We reached final pricing settlements with all of our North American Iron Ore customers for the 2010 contract year.

Each of our North American Iron Ore mines is located near the Great Lakes or, in the case of Wabush, near the St. Lawrence Seaway, which provides us access to the seaborne market. The majority of our iron ore pellets are transported via railroads to loading ports for shipment via vessel to steelmakers.

For the year ended December 31, 2010, we produced a total of 32 million tons of iron ore pellets, including 25.4 million tons for our account and 6.6 million tons on behalf of steel company owners of the mines. For the year ended December 31, 2009, we produced a total of 19.6 million tons of iron ore pellets, including 17.1 million tons for our account and 2.5 million tons on behalf of steel company owners of the mines. For the year ended December 31, 2008, we produced a total of 35.2 million tons of iron ore pellets, including 22.9 million tons for our account and 12.3 million tons on behalf of steel company owners of the mines. For the years ended December 31, 2010, 2009 and 2008, we sold 26.2 million, 16.4 million and 22.7 million tons of iron ore pellets, respectively, from our share of production from our North American Iron Ore mines.

At the end of 2010, our North American Iron Ore mines had proven and probable mineral reserves totaling approximately 906 million tons.

We have been a leader in iron ore mining technology for more than 160 years. We pioneered early open-pit and underground mining methods. From the first application of electrical power in Michigan’s underground mines to the use of today’s sophisticated computer networks and global positioning satellite systems, we have been a leader in the application of new technology to the centuries-old business of mineral extraction. Today, our engineering and technical staffs are engaged in full-time technical support of our operations and improvement of existing products.

[1]	North American pellet capacity as reported includes plants in the U.S. and Canada, but excludes Mexico.
[2]	On February 1, 2010, we acquired U.S. Steel Canada’s 44.6% interest and ArcelorMittal Dofasco’s 28.6% interest in Wabush, thereby increasing our ownership interest in Wabush from 26.8% as of December 31, 2009 to 100% as of December 31, 2010.

We will continue to leverage our strong technical competencies in the mining, processing and concentrating of lower-grade ores into high quality products that are critical inputs depended on by North American integrated steel producers.

North American Coal

We are a leading supplier of metallurgical coal in North America. As of December 31, 2010, we owned and operated five metallurgical coal mines in West Virginia and Alabama and one thermal coal mine located in West Virginia that currently have a rated capacity of 9.4 million tons of production annually. The metallurgical coal mines produce either high-quality, low-volatility or high-quality, high-volatility metallurgical coals, which are used to make coke, a key component in the steelmaking process. These coals generally sell at a premium over the more prevalent and mined, thermal coal, which is generally used to generate electricity. Metallurgical coal receives this premium because of its coking characteristics, which include expansion and contraction when heated, and volatility, which refers to the loss in mass when coal is heated in the absence of air. Coals with lower volatility produce more efficient coke for steelmaking and are more highly valued than coals with a higher volatility, all else being equal. At the end of 2010, we had over 350 million tons of metallurgical coal in-place proven and probable reserves.

At the end of 2010, we estimate a total of approximately 163.2 million tons of total proven and probable recoverable reserves of metallurgical coal and, further, we estimate a total of approximately 61.8 million tons of proven and probable recoverable reserves of thermal coal. For the year ended December 31, 2010, we sold a total of 3.3 million tons, compared with 1.9 million tons for the year ended December 31, 2009 and 3.2 million tons for the year ended December 31, 2008. Each of our North American coal mines is positioned near rail or barge lines providing access to international shipping ports, which allows for export of our coal production. International and North American sales represented 55% and 45%, respectively, of our North American Coal sales in 2010.

For additional information on our North American Coal operations, please see our recently updated guidance included in our Current Report on Form 8-K filed with the SEC on June 6, 2011.

Asia Pacific Iron Ore

Our Asia Pacific Iron Ore operations are located in Western Australia and include our 100% owned Koolyanobbing complex and our 50% equity interest in Cockatoo Island. We serve the Asian iron ore markets with direct-shipping fines and lump ore. Production in 2010 was 9.3 million metric tons, compared with 8.3 million metric tons in 2009 and 7.7 million metric tons in 2008. We have recently announced an expansion program that is anticipated to increase annual production to 11.0 million metric tons annually beginning in 2012.

At the end of 2010, we had approximately 101.3 million metric tons of proven and probable reserves in our Asia Pacific Iron Ore business. In recent years, through a near-mine drilling program our reserve base has remained relatively constant, despite annual production of approximately eight million metric tons of iron ore.

We have five-year term supply agreements with steel producers in China and Japan that account for approximately 82% and 18% respectively, of sales. The contracts were renegotiated for the period 2008 through 2012. Sales volume under the agreements is partially dependent on customer requirements. As a result of the move away from the annual international benchmark pricing mechanism in 2010, we renegotiated the terms of our supply agreements with our Chinese and Japanese Asia Pacific Iron Ore customers moving to shorter-term pricing mechanisms of various durations based on the average daily spot prices, with certain pricing mechanisms that have a duration of up to a quarter. This change was effective in the first quarter of 2010 for our Chinese customers and the second quarter of 2010 for our Japanese customers. During 2010, 2009 and 2008, we sold 9.3 million, 8.5 million and 7.8 million metric tons of iron ore, respectively, from our Western Australia mines.

Investments

Amapá. We are a 30% minority interest owner in Amapá, which consists of an iron ore deposit, a 120-mile railway connecting the mine location to an existing port facility and 71 hectares of real estate on the banks of the Amazon River, reserved for a loading terminal. Amapá initiated production in late December 2007. The remaining 70% of Amapá is owned by Anglo American plc.

As the operator of the property, Anglo American declared commercial production achievement during 2010 with annual production totaling 4.0 million metric tons, compared with 2.7 million metric tons and 1.2 million metric tons in 2009 and 2008, respectively. Anglo American has indicated that it expects Amapá will produce and sell 4.5 million metric tons of iron ore fines products in 2011 and 5.1 million metric tons in 2012 based on continued improvements in operational processes. The majority of Amapá’s production is committed under a long-term supply agreement with an operator of an iron oxide pelletizing plant in the Kingdom of Bahrain.

Sonoma. We own a 45% economic interest in Sonoma, located in Queensland, Australia. Production and sales totaled approximately 3.5 million metric tons, respectively, in 2010. This compares with production and sales of approximately 2.8 million and 3.1 million metric tons and 2.4 million and 2.1 million metric tons in 2009 and 2008, respectively. The project is expected to produce approximately 3.6 million metric tons of coal annually in 2011 and beyond. Production is expected to include a mix of approximately two-thirds thermal and one-third metallurgical grade coal. In 2009, Sonoma experienced intrusions in the coal seams which affected raw coal quality, recoverability in the washing process, and ultimately the quantity of metallurgical coal in the production mix. As a result, the geological model for Sonoma has been enhanced to reflect the presence of the intrusions and to refine the mining sequence in order to optimize the mix of metallurgical and thermal coal despite being lower than initially planned levels. Sonoma has economically recoverable reserves of 20 million metric tons. Of the 3.5 million metric tons produced in 2010, approximately 3.0 million metric tons were committed under supply agreements. As of December 31, 2010, approximately 2.0 million metric tons, of the 3.6 metric tons expected to be produced in 2011, are committed under supply agreements.

Growth Strategy and Recent Developments

Over recent years, we have been executing a strategy designed to achieve scale in the mining industry and focused on serving the world’s largest and fastest growing steel markets. Throughout 2010, we continued to increase our operating scale and presence as an international mining and natural resources company by expanding both geographically and through the minerals we mine and market. The long-term outlook remains healthy and we are now focusing on our growth projects with sustained investment in our core businesses.

We have continued our strategic growth as an international mining and natural resources company in 2011. Specifically:

Consolidated Thompson. On May 12, 2011, we completed the acquisition of Consolidated Thompson in an all-cash transaction including net debt, valued at approximately C$4.9 billion, which we refer to as the Acquisition. The Acquisition reflects our strategy to build scale by owning expandable and exportable steelmaking raw material assets serving international markets.

Consolidated Thompson is a Canadian exploration and development mining company producing iron ore of high-quality concentrate. Consolidated Thompson operates an iron ore mine and processing facility near Bloom Lake in Quebec, Canada. Wuhan Iron and Steel (Group) Corporation, which we refer to as Wuhan, is a 25% partner in the Bloom Lake property. The Bloom Lake property is currently ramping up towards an initial production rate of 8.0 million metric tons of iron ore concentrate per year, which we expect to attain by the end of 2011. Consolidated Thompson also owns two additional development properties, Lamêlée and Peppler Lake, in Quebec. The Bloom Lake, Lamêlée and Peppler Lake properties are in close proximity to our other Canadian operations and will allow us to leverage our port facilities and supply this ore to the seaborne market.

All of Consolidated Thompson’s current production capacity is contracted under long-term off-take arrangements with large Asian customers at sales-per-ton rates that move with the global seaborne prices. The Acquisition is expected to further diversify our customer base by increasing sales to these customers, including Wuhan, Worldlink Resources Limited and SK Networks Co., Ltd., a subsidiary of SK Group. In addition, we expect to realize approximately $75 million in pre-tax annual operating synergies in connection with the Acquisition.

For additional information on our outlook for Consolidated Thompson’s future production and sales, please see our Current Report on Form 8-K filed with the SEC on June 6, 2011.

Bridge Credit Agreement. On March 4, 2011, we entered into an unsecured bridge credit agreement with a syndicate of banks. The bridge credit agreement, which we refer to as the bridge credit facility, matures on May 10, 2012. On May 10, 2011, we borrowed $750.0 million under the bridge credit facility to pay a portion of the purchase price of the Acquisition. Borrowings under the bridge credit facility will bear interest at a floating rate based upon a negotiated base rate or the LIBOR rate plus a margin depending on our credit rating and the length of time the borrowings remain outstanding. We will use the net proceeds from this offering to repay amounts outstanding under the bridge credit facility.

New Term Loan. On March 4, 2011, we entered into a new unsecured term loan agreement with a syndicate of banks. The term loan agreement provides for a $1,250 million term loan, which we refer to as the new term loan, that matures on May 10, 2016, and requires principal payments on each three-month anniversary following funding of the new term loan. Borrowings under the new term loan will bear interest at a floating rate based upon a negotiated base rate or the LIBOR rate plus a margin depending on the leverage ratio. We used the proceeds of our new term loan to pay a portion of the purchase price of the Acquisition.

Senior Notes. On March 23, 2011 and April 1, 2011, respectively, we issued $700 million of our 4.875% senior notes due 2021, which we refer to as the 2021 senior notes, and $300 million of our 6.25% senior notes due 2040, which we refer to as the additional 2040 senior notes, in a public offering. We used the net proceeds from the sale of the senior notes to pay a portion of the purchase price of the Acquisition.

Corporate Information

Our principal executive offices are located at 200 Public Square, Suite 3300, Cleveland, Ohio 44114. Our main telephone number is (216) 694-5700, and our website address is www.cliffsnaturalresources.com. The information contained on or accessible through our website is not part of this prospectus supplement, other than the documents that we file with the SEC that are incorporated by reference in this prospectus supplement or the accompanying prospectus.

The Offering

Issuer	Cliffs Natural Resources Inc.

Common shares offered by us	9,000,000 shares

Over-allotment option	1,350,000 shares

Common shares to be outstanding immediately after this offering	144,656,137 shares[1]

Use of proceeds	We expect to receive net proceeds from the sale of common shares in this offering, after deducting underwriting discounts and commissions but before deducting other offering expenses payable by us, of approximately $758.1 million based on an assumed offering price of $87.29, the closing price of our common shares on June 3, 2011 (or $871.8 million if the over-allotment option is exercised in full). We intend to use the net proceeds from this offering to repay borrowings under the bridge credit facility. Any remaining net proceeds will be used for general corporate purposes. See “Use of Proceeds.”

Conflicts of interest	Certain of the underwriters and/or their affiliates are lenders under our bridge credit facility and will receive a portion of the net proceeds from this offering. Consequently, this offering will be conducted in accordance with the requirements of FINRA Rule 5121. See “Underwriting (Conflicts of Interest).”

Risk factors	Investing in our common shares involves risk. See “Risk Factors” on page S-10 of this prospectus supplement and the risk factors contained in our Annual Report on Form 10-K for the fiscal year ended December 31, 2010 and in our quarterly Report on Form 10-Q for the quarterly period ended March 31, 2011, which are incorporated herein by reference, for a discussion of certain risks you should consider in connection with an investment in our common shares.

Exchange listing	Our common shares trade on the New York Stock Exchange and NYSE Euronext Paris under the symbol “CLF.”

[1]	Based on 135,656,137 common shares outstanding as of June 2, 2011 and assumes no exercise of the underwriters’ over-allotment option. Excludes any common shares issuable under our equity compensation plans.

Summary Consolidated and Pro Forma Financial Data

The table below sets forth a summary of our financial and other statistical data for the periods presented. We derived the financial data as of and for the years ended December 31, 2010, 2009 and 2008 from our audited consolidated financial statements. The financial data as of and for the three months ended March 31, 2011 and 2010 are derived from our unaudited financial statements. The interim unaudited financial data have been prepared on the same basis as the audited financial data and include, in the opinion of management, all adjustments, consisting of normal and recurring adjustments, necessary to present fairly the data for such periods and may not necessarily be indicative of full-year results. The interim unaudited financial data do not give effect to the Acquisition.

The table below also sets forth (a) unaudited summary pro forma condensed consolidated financial data for the year ended December 31, 2010, which we have derived from the historical financial statements of Cliffs and Consolidated Thompson and should be read in conjunction with the unaudited pro forma condensed consolidated financial data included in our Current Report on Form 8-K/A filed with the SEC on June 6, 2011, which is incorporated by reference in this prospectus supplement, and (b) unaudited summary pro forma condensed consolidated financial data as of and for the three months ended March 31, 2011, which we have derived from the historical financial statements of Cliffs as of and for the three months ended March 31, 2011 and from the historical financial statements of Consolidated Thompson as of and for the three months ended December 31, 2010 included in our Current Report on Form 8-K/A, which is incorporated by reference in this prospectus supplement. The unaudited condensed consolidated pro forma statement of operations data give effect to the Acquisition and related financing as if it had occurred on January 1, 2010. The unaudited condensed consolidated pro forma balance sheet data as of March 31, 2011 gives effect to the Acquisition and related financing as if it had occurred as of March 31, 2011. The summary pro forma condensed consolidated financial information set forth below should not be considered indicative of actual results that would have been achieved had the Acquisition occurred on the respective dates indicated and do not purport to indicate balance sheet data or results of operations as of any future date or for any future period. We cannot assure you that the assumptions used in the preparation of the pro forma condensed consolidated financial information will prove to be correct. Prospective investors should read the summary consolidated and pro forma financial and other statistical data in conjunction with our consolidated financial statements, the related notes and other financial information incorporated by reference into this prospectus supplement.

	Year Ended December 31,			Pro Forma for the Year Ended December 31, 2010		Three Months Ended March 31,			Pro Forma for the Three Months Ended March 31, 2011
	2008(a)	2009	2010(b)			2010(g)		2011
Financial data (in millions)
Revenue from product sales and services	$3,609.1	$2,342.0	$4,682.2	$4,984.8		$727.7		$1,183.2	$1,314.1
Cost of goods sold and operating expenses	(2,449.4)	(2,033.1)	(3,158.7)	(3,455.5)		(577.7)		(584.5)	(670.4)
Other operating expense	(220.8)	(78.7)	(258.5)	(298.6)		(36.6)		(57.5)	(72.9)

Operating income	938.9	230.2	1,265.0	1,230.7		113.4		541.2	570.8
Net income	537.0	204.3	1,019.7 (c)	906.9		77.4		423.3 (h)	434.7

Less: Net income (loss) attributable to noncontrolling interest	21.2	(0.8)	(0.2)	13.9		—		(0.1)	11.3

Net income attributable to Cliffs shareholders	515.8	205.1	1,019.9	893.0		77.4		423.4	423.4
Preferred stock dividends	(1.1)	—	—	—		—		—	—

Income attributable to Cliffs common shareholders	514.7	205.1	1,019.9	893.0		77.4		423.4	423.4
Total assets	4,111.1	4,639.3	7,778.2			5,530.2		8,952.3	13,789.1
Long-term obligations	580.2	644.3	1,881.3			850.6		2,574.9	4,188.9
Net cash from operating activities	853.2	185.7	1,320.0			74.0		106.9
Redeemable cumulative convertible perpetual preferred stock	0.2	—	—			—		—
Distributions to preferred shareholders cash dividends	1.1	—	—			—		—
Distributions to common shareholders cash dividends(d)	36.1	31.9	68.9			11.8		19.0
Iron ore and coal production and sales statistics
(tons in millions—North America; metric tons in millions—Asia Pacific)
Production tonnage—North American iron ore	35.2	19.6	32.0	35.0	(e)	5.9		7.9	9.1	(i)
—North American coal	3.5	1.7	3.2			0.7	(f)	1.4
—Asia Pacific iron ore	7.7	8.3	9.3			2.1		2.1
Production tonnage—North American iron ore (Cliffs’ share)	22.9	17.1	25.4			5.3		6.0
Sales tonnage—North American iron ore	22.7	16.4	26.2	28.9	(e)	4.4		3.5	4.5	(i)
—North American coal	3.2	1.9	3.3			0.7	(f)	1.3
—Asia Pacific iron ore	7.8	8.5	9.3			2.1		2.2

(a)	On May 21, 2008, Portman authorized a tender offer to repurchase shares, and as a result, our ownership interest in Portman increased from 80.4% to 85.2% on June 24, 2008. On September 10, 2008, we announced an off-market takeover offer to acquire the remaining shares in Portman, which closed on November 3, 2008. We subsequently proceeded with a compulsory acquisition of the remaining shares and have full ownership of Portman as of December 31, 2008. Results for 2008 reflect the increase in our ownership of Portman since the date of each step acquisition.

(b)	On January 27, 2010, we acquired all of the remaining outstanding shares of Freewest, including its interest in the Ring of Fire properties in Northern Ontario Canada. On February 1, 2010, we acquired entities from our former partners that held their respective interests in Wabush, thereby increasing our ownership interest from 26.8 percent to 100%. On July 30, 2010, we acquired all of the coal operations of privately-owned INR, and since that date, the operations acquired from INR have been conducted through our wholly-owned subsidiary known as CLCC. Results for 2010 include Freewest’s, Wabush’s and CLCC’s results since the respective acquisition dates. As a result of acquiring the remaining ownership interest in Freewest and Wabush, our 2010 results were impacted by realized gains of $38.6 million primarily related to the increase in fair value of our previous ownership interest in each investment held prior to the business acquisition.
(c)	In December 2010, we completed a legal entity restructuring that resulted in a change to deferred tax liabilities of $78.0 million on certain foreign investments to a deferred tax asset of $9.4 million for tax basis in excess of book basis on foreign investments as of December 31, 2010. A valuation allowance of $9.4 million was recorded against this asset due to the uncertainty of realization. The deferred tax changes were recognized as a reduction to our income tax provision in 2010.
(d)	On May 12, 2009, our Board of Directors enacted a 55% reduction in our quarterly common share dividend to $0.04 from $0.0875 for the second and third quarters of 2009 in order to enhance financial flexibility. The $0.04 common share dividends were paid on June 1, 2009 and September 1, 2009 to shareholders of record as of May 22, 2009 and August 14, 2009, respectively. In the fourth quarter of 2009, the dividend was reinstated to its previous level. On May 11, 2010, our Board of Directors increased our quarterly common share dividend from $0.0875 to $0.14 per share. The increased cash dividend was paid on June 1, 2010, September 1, 2010, and December 1, 2010 to shareholders on record as of May 14, 2010, August 13, 2010, and November 19, 2010, respectively.
(e)	The pro forma statistical data for the year ended December 31, 2010 reflect actual Consolidated Thompson iron ore concentrate production and sales of 3.0 million and 2.7 million metric tons, respectively. The Consolidated Thompson production and sales results for the year ended December 31, 2010 were impacted by ramp-up activities at the Bloom Lake mine. Annual production capacity of 8 million metric tons is expected to be reached by the end of 2011.
(f)	CLCC was acquired on July 30, 2010. Therefore, the 2010 first quarter results do not reflect the impact of the CLCC acquisition.
(g)	In accordance with the business combination guidance in ASC 805, we retrospectively recorded adjustments to the Wabush purchase price allocation that occurred during the second half of 2010 back to the date of acquisition that occurred in the first quarter of 2010. The adjustments resulted in a decrease to Net income of $16.1 million, or $0.12 per basic and diluted common share.
(h)	In April 2011, we reached a negotiated settlement with ArcelorMittal USA Inc. with respect to our previously disclosed arbitrations and litigation regarding price re-opener entitlements for 2009 and 2010 and pellet nominations for 2010 and 2011. The settlement included a pricing “true-up” for pellet volumes delivered to certain ArcelorMittal steelmaking facilities in North America during both 2009 and 2010 and resulted in an additional $193.9 million in sales margin during the first three months of 2011, positively impacting Net income for the period.
(i)	The pro forma statistical data for the three months ended March 31, 2011 reflect actual Consolidated Thompson iron ore concentrate production and sales of 1.2 million and 1.0 million metric tons, respectively, for the three months ended December 31, 2010. The pro forma statistical data for the three months ended March 31, 2011 have been prepared using the Consolidated Thompson historical financial statements for the three months ended December 31, 2010, as the Consolidated Thompson financial statements for the first quarter of 2011 were not yet prepared as of the date of this prospectus supplement.

Risk Factors

An investment in our common shares involves risk. Prior to making a decision about investing in our common shares, and in consultation with your own financial and legal advisors, you should carefully consider the following risk factors, as well as the risk factors discussed in our Annual Report on Form 10-K for the fiscal year ended December 31, 2010 and in our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2011, which are incorporated herein by reference. You should also refer to the other information in this prospectus supplement and the accompanying prospectus, including our consolidated financial statements and the related notes incorporated by reference in this prospectus supplement. Additional risks and uncertainties that are not yet identified may also materially harm our business, operating results and financial condition.

Risks Related to Our Business

Severe weather damage at our Oak Grove Mine in Alabama and carbon monoxide at higher than ambient levels at our Pinnacle Mine in West Virginia have resulted in the temporary shut down of operations at these facilities.

On April 27, 2011, severe weather, including a tornado, caused significant damage to the preparation plant and overland conveyor system at our Oak Grove Mine in Alabama. Cliffs does not expect to produce salable coal from this facility until the latter part of the fourth quarter of 2011 though underground operations have resumed. In addition, recent testing at our Pinnacle Mine in West Virginia has detected carbon monoxide at higher than ambient levels. As a result, Cliffs has ceased underground operations and has begun working on remediation efforts with authorities. If the current remediation efforts are successful, Cliffs expects to return to underground production on or about July 1, 2011. Both of these events have required Cliffs to issue force majeure notices and curtail deliveries to customers. This decreased production will result in lower revenue in our North American Coal segment for the affected periods. While Cliffs expects to receive insurance proceeds to repair the facilities at its Oak Grove Mine, these proceeds will not be sufficient to cover lost revenue from our decreased production. Further, we cannot guarantee that our efforts to return to full production will be successful in the manner, on the timetable or at the cost that we anticipate at this time. Any delay or additional cost could further affect our results of operations by decreasing our revenue or increasing our production costs.

Risks Related to the Acquisition

Our historical and pro forma condensed consolidated financial information may not be representative of our results as a combined company.

The pro forma condensed consolidated financial information included in our Current Report on Form 8-K/A filed with the SEC on June 6, 2011, which is incorporated by reference in this prospectus supplement, is constructed from the separate financial statements of Cliffs and Consolidated Thompson and may not represent the financial information that would result from operations of the combined companies. In addition, the pro forma condensed consolidated financial information presented in this prospectus supplement is based in part on certain assumptions regarding the Acquisition that we believe are reasonable. We cannot assure you that our assumptions will prove to be accurate over time. Further, the pro forma condensed consolidated financial information for the three months ended March 31, 2011 has been prepared using the Consolidated Thompson historical statements as of December 31, 2010, as the Consolidated Thompson financial statements for the first quarter of 2011 were not yet prepared as of the date of this prospectus supplement. Accordingly, the historical and pro forma condensed consolidated financial information included in this prospectus supplement may not reflect what our results of operations and financial condition would have been had we been a combined entity during the periods presented, or what our results of operations and financial condition will be in the future. The challenge of integrating previously independent businesses makes evaluating our business and our future financial prospects difficult. Our potential for future business success and operating profitability must be considered in light of the risks, uncertainties, expenses and difficulties typically encountered by recently combined companies.

The historical financial statements of Consolidated Thompson may not be representative of the future financial position, future results of operations or future cash flows of the Consolidated Thompson business as part of our company nor do they reflect what the financial position, results of operations or cash flows of the Consolidated Thompson business would have been as a part of our company during the periods presented.

To date, Consolidated Thompson has only recently begun recording revenues and net income from operations. The development of Consolidated Thompson’s assets, which involved heavy investments that were not off-set by revenue, resulted in significant losses in previous periods. Since production has begun, these historical financial statements may not be representative of Consolidated Thompson’s future financial position, results of operations or cash flows. Additionally, there are a number of factors that may result in differences between the historical financial statements of Consolidated Thompson and the future financial position, results of operations or cash flows of Consolidated Thompson’s business as part of our company.

Risks Related to Our Common Shares

Sales, or the availability for sale, of substantial amounts of our common shares, could adversely affect the value of our common shares.

No predictions can be made as to the effect, if any, that future sales of our common shares, or the availability of common shares for future sales, will have on the market price of our common shares. Sales of substantial amounts of our common shares in the public market and the availability of shares for future sale could adversely affect the prevailing market price of our common shares. This in turn would adversely affect the fair value of the common shares and could impair our future ability to raise capital through an offering of our equity securities.

Our common share price may be volatile.

The price at which our common shares trade may be volatile and may fluctuate due to factors such as:

•	our historical and anticipated operating results;

•	variations between our actual results and analyst and investor expectations or changes in financial estimates and recommendations by securities analysts;

•	investor perceptions of our company and comparable public companies; and

•	the cyclical nature of the global integrated steel industry and trends in general market conditions.

Fluctuations may be unrelated to or disproportionate to company performance. These fluctuations may result in a material decline in the trading price of our common shares.

Anti-takeover provisions could make it more difficult for a third party to acquire us.

Ohio corporate law provides that certain notice and informational filings and special shareholder meeting and voting procedures must be followed prior to consummation of a proposed “control share acquisition” as defined in the Ohio Revised Code. Assuming compliance with the prescribed notice and information filings, a proposed control share acquisition may be made only if, at a special meeting of shareholders, the acquisition is approved by both a majority of our voting power represented at the meeting and a majority of the voting power remaining after excluding the combined voting of the “interested shares,” as defined in the Ohio Revised Code. The application of these provisions of the Ohio Revised Code could have the effect of delaying or preventing a change of control.

Use of Proceeds

We expect to receive net proceeds from the sale of common shares in this offering, after deducting underwriting discounts and commissions but before deducting other offering expenses payable by us, of approximately $758.1 million based on an assumed offering price of $87.29, the closing price of our common shares on June 3, 2011 (or $871.8 million if the over-allotment option is exercised in full). We intend to use the net proceeds from this offering to repay borrowings under the bridge credit facility. All amounts outstanding under the bridge credit facility were borrowed to pay a portion of the purchase price of the Acquisition. As of June 6, 2011, there was $750.0 million outstanding under the bridge credit facility, which bore interest at such date at LIBOR plus 2.00% per year (currently 2.19875% per year) and matures on May 10, 2012. The terms of the bridge credit facility require that the net proceeds of this offering be used to prepay the borrowings outstanding under the bridge credit facility. Any remaining net proceeds will be used for general corporate purposes.

Certain of the underwriters and/or their affiliates are lenders under our bridge credit facility and will receive a portion of the net proceeds from this offering. Consequently, this offering will be conducted in accordance with the requirements of FINRA Rule 5121. See “Underwriting (Conflicts of Interest).”

Capitalization

The following table sets forth our cash and cash equivalents and consolidated capitalization as of March 31, 2011:

•	on a historical basis; and

•

on a pro forma basis to give effect to this offering, our actual borrowings on May 10, 2011 under the bridge credit facility and the new term loan, the additional 2040 senior notes, the application of the proceeds therefrom for the Acquisition and the debt assumed in the Acquisition and the anticipated application of the net proceeds from the sale of common shares in this offering as described under “Use of Proceeds” based on an assumed offering price of $87.29, the closing price of our common shares on June 3, 2011.

You should read this table in conjunction with our consolidated financial statements, the related notes and other financial information contained in our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2011 and in our Current Report on Form 8-K/A as filed with the SEC on June 6, 2011, which are incorporated by reference in this prospectus supplement, as well as the other financial information incorporated by reference in this prospectus supplement and the accompanying prospectus.

	As of March 31, 2011
(in millions)	Actual	Pro forma
Cash and cash equivalents	$2,267.7	$249.3

Capitalization:
Total short-term debt	$—	$404.0
Total long-term debt	2,412.5	3,947.3
Shareholders’ equity	4,273.9	5,932.2

Total capitalization	$6,686.4	$10,283.5

Price Range of Common Shares and Dividend Policy

Our common shares are listed on the New York Stock Exchange and NYSE Euronext Paris under the symbol “CLF.” The following table sets forth, for the period indicated, the high and low sales prices per common share as reported on the New York Stock Exchange and the dividends declared per common share.

	Price Range of Common Shares
	High	Low	Dividends
2009
First Quarter	$32.48	$11.80	$0.0875
Second Quarter	$32.14	$17.18	$0.0400
Third Quarter	$35.57	$19.44	$0.0400
Fourth Quarter	$48.41	$29.05	$0.0875

2010
First Quarter	$73.95	$39.13	$0.0875
Second Quarter	$76.17	$46.40	$0.1400
Third Quarter	$68.83	$44.20	$0.1400
Fourth Quarter	$80.40	$61.93	$0.1400

2011
First Quarter	$101.62	$79.15	$0.1400
Second Quarter (through June 3, 2011)	$102.48	$83.00	$0.1400

The last reported sale price of our common shares on the New York Stock Exchange on June 3, 2011 was $87.29 per share.

Holders of our common shares are entitled to receive such dividends as our board of directors from time to time may declare out of funds legally available therefore. Our board of directors has no obligation to declare dividends under Ohio law or our Second Amended Articles of Incorporation, as amended. Any determination by our board of directors to pay dividends in the future will be based on various factors, including our financial condition, results of operations and current and anticipated cash needs.

Description of Common Shares

The following is a summary of the terms and provisions of our common shares. The rights of our shareholders are governed by the Ohio General Corporation Law, our Second Amended Articles of Incorporation, as amended, and Code of Regulations. This summary is not a complete description of the terms of our common shares and is qualified by reference to our governing corporate instruments and the applicable provisions of Ohio law. To obtain a copy of our Second Amended Articles of Incorporation, as amended, and Code of Regulations, see “Where You Can Find More Information.”

Common Shares

We currently have authorized 400,000,000 common shares, par value $0.125 per share. The holders of our common shares are entitled to one vote for each share on all matters upon which shareholders have the right to vote and, upon proper notice, are entitled to cumulative voting rights in the election of directors. Our common shares do not have any preemptive rights, are not subject to redemption and do not have the benefit of any sinking fund. Holders of our common shares are entitled to receive such dividends as our directors from time to time may declare out of funds legally available therefore. Entitlement to dividends is subject to the preferences granted to other classes of securities we have or may have outstanding in the future. In the event of our liquidation, holders of our common shares are entitled to share in any of our assets remaining after satisfaction in full of our liabilities and satisfaction of such dividend and liquidation preferences as may be possessed by the holders of other classes of securities we have or may have outstanding in the future.

Our common shares are listed on the New York Stock Exchange and NYSE Euronext Paris under the symbol “CLF.”

The transfer agent and registrar for our common shares is Computershare Trust Company, N.A.

Shareholder Rights Plan

Previously, we had a shareholder rights plan pursuant to which our common shares were accompanied by rights issued pursuant to the terms of a rights agreement. The rights were redeemed effective March 9, 2010 and no longer accompany any common shares.

Ohio Control Share Acquisition Statute

The Ohio Control Share Acquisition Statute requires the prior authorization of the shareholders of certain corporations in order for any person to acquire, either directly or indirectly, shares of that corporation that would entitle the acquiring person to exercise or direct the exercise of 20% or more of the voting power of that corporation in the election of directors or to exceed specified other percentages of voting power. In the event an acquiring person proposes to make such an acquisition, the person is required to deliver to the corporation a statement disclosing, among other things, the number of shares owned, directly or indirectly, by the person, the range of voting power that may result from the proposed acquisition and the identity of the acquiring person. Within 10 days after receipt of this statement, the corporation must call a special meeting of shareholders to vote on the proposed acquisition. The acquiring person may complete the proposed acquisition only if the acquisition is approved by the affirmative vote of the holders of at least a majority of the voting power of all shares entitled to vote in the election of directors represented at the meeting excluding the voting power of all “interested shares.” Interested shares include any shares held by the acquiring person and those held by officers and directors of the corporation as well as by certain others, including many holders commonly characterized as arbitrageurs. The Ohio Control Share Acquisition Statute does not apply to a corporation if its articles of incorporation or code of regulations state that the statute does not apply to a corporation. Neither our Second Amended Articles of Incorporation, as amended, nor our Code of Regulations contain a provision opting out of this statute.

Ohio Interested Shareholder Statute

Chapter 1704 of the Ohio Revised Code prohibits certain corporations from engaging in a “chapter 1704 transaction” with an “interested shareholder” for a period of three years after the date of the transaction in which the person became an interested shareholder, unless, among other things:

•	the articles of incorporation expressly provide that the corporation is not subject to the statute (we have not made this election); or

•	the board of directors of the corporation approves the chapter 1704 transaction or the acquisition of the shares before the date the shares were acquired.

After the three-year moratorium period, the corporation may not consummate a chapter 1704 transaction unless, among other things, it is approved by the affirmative vote of the holders of at least two-thirds of the voting power in the election of directors and the holders of a majority of the voting shares, excluding all shares beneficially owned by an interested shareholder or an affiliate or associate of an interested shareholder, or the shareholders receive certain minimum consideration for their shares. A chapter 1704 transaction includes certain mergers, sales of assets, consolidations, combinations and majority share acquisitions involving an interested shareholder. An interested shareholder is defined to include, with limited exceptions, any person who, together with affiliates and associates, is the beneficial owner of a sufficient number of shares of the corporation to entitle the person, directly or indirectly, alone or with others, to exercise or direct the exercise of 10% or more of the voting power in the election of directors after taking into account all of the person’s beneficially owned shares that are not then outstanding.

Material U.S. Federal Income Tax Consequences to Non-U.S. Holders

General

The following is a general discussion of the material U.S. federal income tax consequences of the acquisition, ownership, and disposition of our common shares by a beneficial owner that is a non-U.S. holder, as defined below, that acquires our common shares pursuant to this offering. This discussion assumes that a non-U.S. holder will hold our common shares issued pursuant to this offering as a capital asset within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”). This discussion does not address all aspects of U.S. federal income taxation that may be relevant to a particular investor in light of the investor’s individual circumstances. In addition, this discussion does not address (a) U.S. federal non-income tax laws, such as gift or estate tax laws, (b) state, local or non-U.S. tax consequences, (c) the special tax rules that may apply to certain investors, including, without limitation, banks, insurance companies, financial institutions, controlled foreign corporations, passive foreign investment companies, broker-dealers, taxpayers who have elected mark-to-market accounting, tax-exempt entities, regulated investment companies, real estate investment trusts, taxpayers whose functional currency is not the U.S. dollar, or U.S. expatriates or former long-term residents of the United States, (d) the special tax rules that may apply to an investor that acquires, holds, or disposes of our common shares as part of a straddle, hedge, constructive sale, conversion or other integrated transaction, or (e) the impact, if any, of the alternative minimum tax. Additionally, the discussion does not consider the tax treatment of partnerships or other pass-through entities or persons who hold our common shares through such entities.

This discussion is based on current provisions of the Code, applicable U.S. Treasury regulations promulgated thereunder, judicial opinions, and published rulings of the Internal Revenue Service (the “IRS”), all as in effect on the date of this prospectus supplement and all of which are subject to differing interpretations or change, possibly with retroactive effect. We have not sought, and will not seek, any ruling from the IRS or any opinion of counsel with respect to the tax consequences discussed herein, and there can be no assurance that the IRS will not take a position contrary to the tax consequences discussed below or that any position taken by the IRS would not be sustained.

As used in this discussion, the term “non-U.S. holder” means a person or entity that is, for U.S. federal income tax purposes, (i) a non-resident alien individual, other than certain former citizens and residents of the United States subject to tax as expatriates; (ii) a foreign corporation or entity treated as a foreign corporation for U.S. federal income tax purposes; or (iii) a foreign estate or trust. A “non-U.S. holder” does not include an individual who is present in the United States for 183 days or more in the taxable year of disposition and is not otherwise a resident of the United States for U.S. federal income tax purposes. Such an individual is urged to consult his or her own tax advisor regarding the U.S. federal income tax consequences of the sale, exchange or other disposition of common stock.

The tax treatment of a partnership and each partner thereof will generally depend upon the status and activities of the partnership and such partner. A holder that is treated as a partnership for U.S. federal income tax purposes should consult its own tax advisor regarding the U.S. federal income tax consequences applicable to it and its partners of the purchase, ownership and disposition of our common shares.

THIS DISCUSSION IS ONLY A SUMMARY OF MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR COMMON SHARES AND IS FOR GENERAL INFORMATION ONLY. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR COMMON SHARES, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL, AND NON-U.S. TAX LAWS, AS WELL AS U.S. FEDERAL ESTATE AND GIFT TAX LAWS, AND ANY APPLICABLE TAX TREATY.

Tax consequences of an investment in common shares

Distributions on common shares

If we pay cash or property distributions to holders of our common shares, such distributions generally will constitute dividends for United States federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the holder’s adjusted tax basis in our common shares. Any remaining excess will be treated as gain from the sale or exchange of the common shares and will be treated as described under “—Gain or Loss on Sale, Exchange or Other Taxable Disposition of Common Shares” below.

Dividends paid to a non-U.S. holder that are not effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States generally will be subject to withholding of U.S. federal income tax at the rate of 30% or such lower rate as may be specified by an applicable income tax treaty. A non-U.S. holder that wishes to claim the benefit of an applicable tax treaty withholding rate generally will be required to (a) complete IRS Form W-8BEN (or other applicable form) and certify under penalties of perjury that such holder is not a U.S. person and is eligible for the benefits of the applicable tax treaty or (b) if our common shares are held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable U.S. Treasury regulations. These forms may need to be periodically updated.

A non-U.S. holder eligible for a reduced rate of withholding of U.S. federal income tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. holders should consult their own tax advisors regarding their entitlement to benefits under an applicable income tax treaty and the manner of claiming the benefits of such treaty (including, without limitation, the need to obtain a U.S. taxpayer identification number).

Dividends that are effectively connected with a non-U.S. holder’s conduct of a trade or business in the United States, and, if required by an applicable income tax treaty, attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the United States, are subject to U.S. federal income tax on a net income basis at the U.S. federal income tax rates generally applicable to a U.S. holder and are not subject to withholding of U.S. federal income tax, provided that the non-U.S. holder establishes an exemption from such withholding by complying with certain certification and disclosure requirements. Any such effectively connected dividends (and, if required, dividends attributable to a U.S. permanent establishment or fixed base) received by a non-U.S. holder that is treated as a foreign corporation for U.S. federal income tax purposes may be subject to an additional branch profits tax at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty.

Gain or loss on sale, exchange or other taxable disposition of common shares

Any gain recognized by a non-U.S. holder on a sale or other taxable disposition of our common shares generally will not be subject to U.S. federal income tax unless: (i) the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment or fixed base of the non-U.S. holder), (ii) the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met, or (iii) we are or have been a “United States real property holding corporation,” or USRPHC, for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the non-U.S. holder held the common shares, and, in the case where the common shares are regularly traded on an established securities market, the non-U.S. holder holds or held (at any time during the shorter of the five-year period ending on the date of disposition or the non-U.S. holder’s holding period), actually or constructively, more than 5% of our common shares. A corporation generally is a USRPHC if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. Based upon a review of our financial statements, we are not certain whether we are a USRPHC, and accordingly gain on a sale or other taxable disposition of our common shares by a non-U.S. holder that holds, actually or constructively, more than 5% of our common shares might be subject to U.S. tax. Because our common shares are regularly traded on the New York Stock Exchange, we should satisfy the requirement that the common shares be regularly traded on an established securities market and thus a disposition by a non-U.S. holder that owns, actually or constructively, less than 5% of our common shares should not be subject to U.S. tax.

Any gain recognized by a non-U.S. holder that is described in clause (i) or (iii) of the preceding paragraph generally will be subject to tax at the U.S. federal income tax rates generally applicable to a U.S. holder. Any such gains of a corporate non-U.S. holder also may be subject to an additional branch profits tax at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty. An individual non-U.S. holder that is described in clause (ii) of such paragraph generally will be subject to a flat 30% tax (or a lower applicable tax treaty rate) on the U.S. source capital gain derived from the disposition, which may be offset by U.S. source capital losses during the taxable year of the disposition.

Information reporting and backup withholding

We generally must report annually to the IRS and to each non-U.S. holder of our common shares the amount of dividends paid to such holder on our common shares and the tax, if any, withheld with respect to those dividends. Copies of the information returns reporting those dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder is a resident under the provisions of an applicable income tax treaty or agreement. Information reporting also is generally required with respect to the proceeds from sales and other dispositions of our common shares to or through the U.S. office (and in certain cases, the foreign office) of a broker.

Under some circumstances, U.S. Treasury regulations require backup withholding of U.S. federal income tax, currently at a rate of 28%, on reportable payments with respect to our common shares. A non-U.S. holder generally may eliminate the requirement for information reporting (other than in respect to dividends, as described above) and backup withholding by providing certification of its foreign status, under penalties of perjury, on a duly executed applicable IRS Form W-8 or by otherwise establishing an exemption.

Back-up withholding is not an additional tax. Rather, the amount of any backup withholding will be allowed as a credit against a non-U.S. holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that certain required information is timely furnished to the IRS. Non-U.S. holders are urged to consult their own tax advisors regarding the application of backup withholding and the availability of and procedure for obtaining an exemption from backup withholding in their particular circumstances.

Recent Legislation

Recent legislation generally imposes withholding at a rate of 30% on payments to certain foreign entities, after December 31, 2012, of dividends on and the gross proceeds of dispositions of U.S. common stock, unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with those entities) have been satisfied. Non-U.S. holders should consult their tax advisors regarding the possible implications of this legislation on their investment in our common shares.

Underwriting (Conflicts of Interest)

We are offering the common shares described in this prospectus supplement through a number of underwriters. J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Citigroup Global Markets Inc. are acting as joint book-running managers of the offering and J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as representatives of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus supplement, the number of common shares listed next to its name in the following table:

Name	Number of common shares
J.P. Morgan Securities LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Citigroup Global Markets Inc.

Total	9,000,000

The underwriters are committed to purchase all the common shares offered by us if they purchase any common shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

The underwriters are offering the common shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the common shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officers’ certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

The underwriters propose to offer the common shares directly to the public at the public offering price set forth on the cover page of this prospectus supplement and to certain dealers at that price less a concession not in excess of $             per common share. After the initial public offering of the common shares, the offering price and other selling terms may be changed by the underwriters. Sales of common shares made outside of the United States may be made by affiliates of the underwriters.

The underwriters have an option to buy up to 1,350,000 additional common shares from us to cover sales of common shares by the underwriters which exceed the number of common shares specified in the table above. The underwriters have 30 days from the date of this prospectus supplement to exercise this over-allotment option. If any common shares are purchased with this over-allotment option, the underwriters will purchase common shares in approximately the same proportion as shown in the table above. If any additional common shares are purchased, the underwriters will offer the additional common shares on the same terms as those on which the common shares are being offered.

The underwriting fee is equal to the public offering price per common share less the amount paid by the underwriters to us per common share. The underwriting fee is $             per common share. The following table shows the per common share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional common shares.

	Without over- allotment exercise	With full over- allotment exercise
Per Common Share	$	$
Total	$	$

We estimate that the total expenses of this offering payable by us, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $500,000.

A prospectus supplement in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of common shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that, we will not (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, or file with the Commission a registration statement under the Securities Act relating to, any common shares or any securities convertible into or exercisable or exchangeable for our common shares, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any common shares or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of common shares, or such other securities, in cash or otherwise), in each case without the prior written consent of J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated for a period of 90 days after the date of this prospectus supplement, other than (1) common shares to be sold pursuant to this offering, (2) common shares issued upon the exercise or settlement of any equity awards under our equity compensation plans existing on the date of the agreement, (3) the grant of options or other equity awards under our equity compensation plans existing on the date of the agreement and (4) common shares to be sold to our deferred compensation plans and savings plans existing on the date of the agreement. Notwithstanding the foregoing, if (1) during the last 17 days of the 90-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (2) prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event, except that such extension will not apply if, within three business days prior to the 15th calendar day before the last day of the 90-day period, we deliver a certificate, signed by our Chief Financial Officer or Chief Executive Officer, certifying on our behalf that the common shares are “actively traded securities” (as defined in Regulation M) and each of the underwriters has Rule 139 under the Rules and Regulations of the Securities Act of 1933, available to them for publications or distributions of research reports about us.

Our directors and executive officers have entered into lock-up agreements with the underwriters pursuant to which each of these persons, with limited exceptions, for a period of 90 days after the date of this prospectus supplement, may not, without the prior written consent of J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated, (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any of our common shares or any securities convertible into or exercisable or exchangeable for common shares (including, without limitation, common shares or such other securities which may be deemed to be beneficially owned by such directors and officers in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant), or publicly disclose the intention to make any offer, sale, pledge or disposition, (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common shares or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common shares or such other securities, in cash or otherwise or (3) make any demand for or exercise any right with respect to the registration of any common shares or any security convertible into or exercisable or exchangeable for common shares, in each case other than (A) the transfer of common shares to us to satisfy any payment or withholding obligations in connection with the exercise or settlement of any equity awards under our equity compensation plans existing on the date of the agreement; (B) the transfer of common shares by will or intestacy; (C) transfers of common shares as a bona fide gift or gifts; (D) transfers of common shares to any trust for the direct or indirect benefit of the undersigned or the immediate family of the undersigned (“immediate family” shall mean any relationship by blood, marriage or adoption, not more remote than first cousin); and (E) the establishment of, but not any sales pursuant to, a Rule 10b5-1 plan; provided that in the case of any transfer or distribution pursuant to clause (B), (C) or (D), each transferee shall execute and deliver to J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated a lock-up letter in the form of this paragraph; provided, further, that in the case of any transfer or distribution, no filing by any party (donor, donee, transferor or transferee) under the Exchange Act, or other public announcement shall be required or shall be made voluntarily in connection with such transfer or distribution (other than a filing on a Form 5 made after the expiration of the 90-day restricted period referred to above or for transfers made pursuant to clause (A) above a filing on Form 4 made when required); provided, further, that in the case of any establishment of a Rule 10b5-1 plan, no filing by any party under the Exchange Act, or other public announcement shall be required or shall be made voluntarily in connection with such establishment of a Rule 10b5-1 plan (other than any disclosure in a filing pursuant to Section 16 of the Exchange Act) without the written consent of J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated, unless such party is required to do so by applicable law or the rules and regulations of any applicable stock exchange upon which the common shares of Cliffs are listed; and provided further that during the period beginning on the earlier of (i) the date on which the underwriters exercise their over-allotment option or (ii) the date that is 30 days after the date of this prospectus supplement, and ending on the last day of the 90-day restricted period, the restrictions set forth in this paragraph shall only apply with respect to eighty-percent (80%) of the common shares held by our directors and executive officers as of the date of the agreement. Notwithstanding the foregoing, if (1) during the last 17 days of the 90-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (2) prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event, except that such extension will not apply if, within three business days prior to the 15th calendar day before the last day of the 90-day period, we deliver a certificate, signed by our Chief Financial Officer or Chief Executive Officer, certifying on our behalf that the common shares are “actively traded securities” (as defined in Regulation M) and each of the underwriters has Rule 139 under the Rules and Regulations of the Securities Act of 1933, available to them for publications or distributions of research reports about us.

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling common shares in the open market for the purpose of preventing or retarding a decline in the market price of the common shares while this offering is in progress. These stabilizing transactions may include making short sales of common shares, which involves the sale by the underwriters of a greater number of common shares than they are required to purchase in this offering, and purchasing common shares on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing common shares in the open market. In making this determination, the underwriters will consider, among other things, the price of common shares available for purchase in the open market compared to the price at which the underwriters may purchase common shares through the over-allotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common shares in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase common shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act of 1933, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common shares, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common shares in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those common shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common shares or preventing or retarding a decline in the market price of the common shares, and, as a result, the price of the common shares may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the New York Stock Exchange, in the over-the-counter market or otherwise.

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the common shares offered by this prospectus supplement in any jurisdiction where action for that purpose is required. The common shares offered by this prospectus supplement may not be offered or sold, directly or indirectly, nor may this prospectus supplement or any other offering material or advertisements in connection with the offer and sale of any such common shares be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus supplement comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus supplement. This prospectus supplement does not constitute an offer to sell or a solicitation of an offer to buy any common shares offered by this prospectus supplement in any jurisdiction in which such an offer or a solicitation is unlawful.

Notice to Prospective Investors in the EEA

In relation to each member state of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), including each Relevant Member State that has implemented the 2010 PD Amending Directive with regard to persons to whom an offer of securities is addressed and the denomination per unit of the offer of securities (each, an “Early Implementing Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”), no offer of common shares will be made to the public in that Relevant Member State (other than offers (the “Permitted Public Offers”) where a prospectus will be published in relation to the common shares that has been approved by the competent authority in a Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive), except that with effect from and including that Relevant Implementation Date, offers of common shares may be made to the public in that Relevant Member State at any time:

A.	to “qualified investors” as defined in the Prospectus Directive, including:

(a)	(in the case of Relevant Member States other than Early Implementing Member States), legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities, or any legal entity which has two or more of (i) an average of at least 250 employees during the last financial year; (ii) a total balance sheet of more than €43.0 million and (iii) an annual turnover of more than €50.0 million as shown in its last annual or consolidated accounts; or

(b)	(in the case of Early Implementing Member States), persons or entities that are described in points (1) to (4) of Section I of Annex II to Directive 2004/39/EC, and those who are treated on request as professional clients in accordance with Annex II to Directive 2004/39/EC, or recognized as eligible counterparties in accordance with Article 24 of Directive 2004/39/EC unless they have requested that they be treated as non-professional clients; or

B.	to fewer than 100 (or, in the case of Early Implementing Member States, 150) natural or legal persons (other than “qualified investors” as defined in the Prospectus Directive), as permitted in the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

C.	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of common shares shall result in a requirement for the publication of a prospectus pursuant to Article 3 of the Prospectus Directive or of a supplement to a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person in a Relevant Member State (other than a Relevant Member State where there is a Permitted Public Offer) who initially acquires any common shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed that (A) it is a “qualified investor”, and (B) in the case of any common shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (x) the common shares acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than “qualified investors” as defined in the Prospectus Directive, or in circumstances in which the prior consent of the Subscribers has been given to the offer or resale, or (y) where common shares have been acquired by it on behalf of persons in any Relevant Member State other than “qualified investors” as defined in the Prospectus Directive, the offer of those common shares to it is not treated under the Prospectus Directive as having been made to such persons.

For the purpose of the above provisions, the expression “an offer to the public” in relation to any common shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer of any common shares to be offered so as to enable an investor to decide to purchase any common shares, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71 EC (including the 2010 PD Amending Directive, in the case of Early Implementing Member States) and includes any relevant implementing measure in each Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Notice to Prospective Investors in the United Kingdom

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of FSMA) received by it in connection with the issue or sale of common shares in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the common shares in, from or otherwise involving the United Kingdom.

Notice to Prospective Investors in Switzerland

The common shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the common shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, Cliffs or the common shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of common shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of common shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). Accordingly, no public distribution, offering or advertising, as defined in CISA, its implementing ordinances and notices, shall be undertaken in or from Switzerland, and the investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of common shares.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus supplement relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus supplement is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for the prospectus supplement. The securities to which this prospectus supplement relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this prospectus supplement you should consult an authorized financial advisor.

Conflicts of Interest

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and our affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In particular, affiliates of J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Citigroup Global Markets Inc. are parties to and lenders under our bridge credit facility and our new term loan. Our bridge credit facility and our new term loan were negotiated on an arms’ length basis and contain customary terms pursuant to which the lenders receive customary fees. Please see “Summary—Growth Strategy and Recent Developments” for additional information on our bridge credit facility and our new term loan. Because at least 5% of the net proceeds of this offering, not including underwriting compensation, may be used to repay the amounts outstanding under our bridge credit facility extended by affiliates of J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Citigroup Global Markets Inc., such underwriters will be considered to have a “conflict of interest” with us in regards to this offering under FINRA Rule 5121 of the Financial Industry Regulatory Authority, Inc. Because of the manner in which the proceeds may be used, the offering will be conducted in accordance with FINRA Rule 5121. In accordance with that rule, no “qualified independent underwriter” is required, because a bona fide public market exists in the common shares, as that term is defined in the rule. J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Citigroup Global Markets Inc. will not confirm sales of the common shares to any account over which they exercise discretionary authority without the prior written consent of the customer. See “Use of Proceeds.” J.P. Morgan Securities LLC has acted as our financial advisor in connection with the Acquisition for which it received customary fees. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

Legal Matters

Jones Day will pass upon the validity of the common shares for Cliffs. Certain legal matters relating to the offering of the common shares will be passed upon for the underwriters by Davis Polk & Wardwell LLP.

Experts

The consolidated financial statements, and the related financial statement schedule, incorporated in this prospectus supplement by reference from Cliffs Natural Resources Inc.’s Annual Report on Form 10-K for the year ended December 31, 2010, and the effectiveness of Cliffs Natural Resources Inc.’s internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such financial statements and financial statement schedule have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of Consolidated Thompson Iron Mines Limited as at December 31, 2010 and 2009 and for each of the years in the three-year period ended December 31, 2010 have been incorporated by reference in this prospectus supplement in reliance upon the report of KPMG LLP, independent auditors, incorporated by reference in this prospectus supplement, and upon the authority of said firm as experts in accounting and auditing.

PROSPECTUS

Common Shares

We intend to offer from time to time our common shares. We may sell any amount of common shares in one or more offerings.

Each time we sell common shares, we will provide the specific terms of the offering in a supplement to this prospectus. You should read this prospectus and the applicable prospectus supplement carefully before you invest in our common shares.

We may sell the common shares directly or to or through underwriters or dealers, and also to other purchasers or through agents. The names of any underwriters or agents that are included in a sale of common shares to you, and any applicable commissions or discounts, will be stated in an accompanying prospectus supplement. In addition, the underwriters, if any, may over-allot a portion of the common shares.

Investing in any of our common shares involves risk. Please read carefully the section entitled “Risk Factors” on page 4 of this prospectus and the information included and incorporated by reference in this prospectus.

Our common shares are listed on the New York Stock Exchange (“NYSE”), the Professional Segment of NYSE Euronext Paris (“Euronext”) and the Chicago Stock Exchange under the symbol “CLF.” The last reported sale price of our common shares on the NYSE on May 11, 2009 was $28.78 per share.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is May 12, 2009

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the SEC using a “shelf” registration process. Under this shelf process, we may from time to time sell any amount of the common shares described in this prospectus in one or more offerings.

This prospectus provides you with a general description of the common shares we may offer. Each time we sell common shares, we will provide a prospectus supplement that will contain specific information about the terms of that offering. For a more complete understanding of the offering of the common shares, you should refer to the registration statement, including its exhibits. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information under the heading “Where You Can Find More Information” and “Information We Incorporate By Reference.”

You should rely only on the information contained or incorporated by reference in this prospectus and in any prospectus supplement or in any free writing prospectus that we may provide you. We have not authorized anyone to provide you with different information. You should not assume that the information contained in this prospectus, any prospectus supplement, any document incorporated by reference or any free writing prospectus is accurate as of any date, other than the date mentioned on the cover page of these documents. We are not making offers to sell the common shares in any jurisdiction in which an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make an offer or solicitation.

References in this prospectus to the terms “we,” “us,” “our,” “the Company” or “Cliffs” or other similar terms mean Cliffs Natural Resources Inc. and its consolidated subsidiaries, unless we state otherwise or the context indicates otherwise.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). We file reports, proxy statements and other information with the SEC. Our SEC filings are available over the Internet at the SEC’s web site at http://www.sec.gov. You may read and copy any reports, statements and other information filed by us at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call 1-800-SEC-0330 for further information on the Public Reference Room. You may also inspect our SEC reports and other information at the New York Stock Exchange, 20 Broad Street, New York, New York 10005, or at our web site at http://www.cliffsnaturalresources.com. We do not intend for information contained in our web site to be part of this prospectus, other than documents that we file with the SEC that are incorporated by reference in this prospectus.

INFORMATION WE INCORPORATE BY REFERENCE

The SEC allows us to incorporate by reference the information we file with them, which means:

•	incorporated documents are considered part of the prospectus;

•	we can disclose important information to you by referring you to those documents; and

•	information that we file with the SEC after the date of this prospectus will automatically update and supercede the information contained in this prospectus and incorporated filings.

We incorporate by reference the documents listed below that we filed with the SEC under the Exchange Act:

•	our Annual Report on Form 10-K for the year ended December 31, 2008;

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2009;

•	our Current Reports on Form 8-K filed on January 14, 2009, February 2, 2009, February 25, 2009, April 1, 2009, April 13, 2009, May 5, 2009 and May 12, 2009;

•	the description of our common shares contained in the Current Report on Form 8-K/A filed on May 21, 2008, including any subsequently filed amendments and reports updating such description; and

•

the description of the common share purchase rights under the rights agreement contained in Form 8-A filed on October 14, 2008, including any subsequently filed amendments and reports updating such description.

Our Current Report on Form 8-K filed on May 12, 2009 in connection with our adoption of Statement of Financial Accounting Standards No. 160, Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51, updates Items 6, 7, 8, 9A and 15 of our Annual Report on Form 10-K for the year ended December 31, 2008.

We also incorporate by reference each of the documents that we file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus until the offering of the securities terminates. We will not, however, incorporate by reference in this prospectus any documents or portions thereof that are not deemed “filed” with the SEC, including any information furnished pursuant to Item 2.02 or Item 7.01 of our Current Reports on Form 8-K after the date of this prospectus unless, and except to the extent, specified in such Current Reports.

We will provide you with a copy of any of these filings (other than an exhibit to these filings, unless the exhibit is specifically incorporated by reference into the filing requested) at no cost, if you submit a request to us by writing or telephoning us at the following address and telephone number:

Cliffs Natural Resources Inc.

Investor Relations

200 Public Square

Suite 3300

Cleveland, Ohio 44114

Telephone Number: (216) 694-5700

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including the documents incorporated by reference, contains, and any prospectus supplement may contain, statements that constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by the use of predictive, future-tense or forward-looking terminology, such as “believes,” “anticipates,” “expects,” “estimates,” “intends,” “may,” “will” or similar terms. These statements speak only as of the date of this prospectus or the date of the document incorporated by reference, as applicable, and we undertake no ongoing obligation, other than that imposed by law, to update these statements. These statements appear in a number of places in this prospectus, including the documents incorporated by reference, and relate to, among other things, our intent, belief or current expectations of our directors or our officers with respect to: our future financial condition, results of operations or prospects; estimates of our economic iron ore and coal reserves; our business and growth strategies; and our financing plans and forecasts. You are cautioned that any such forward-looking statements are not guarantees of future performance and involve significant risks and uncertainties, and that actual results may differ materially from those contained in or implied by the forward-looking statements as a result of various factors, some of which are unknown, including, without limitation:

•	trends affecting our financial condition, results of operations or future prospects;

•	the outcome of any contractual disputes with our customers;

•	our actual economic iron ore and coal reserves;

•	the success of our business and growth strategies;

•	our ability to successfully identify and consummate any strategic investments;

•	adverse changes in currency values;

•	the outcome of any contractual disputes with our significant energy, material or service providers;

•	the success of our cost-savings efforts;

•	our ability to successfully implement our financing plans;

•	our ability to maintain appropriate relations with unions and employees;

•

environmental laws, regulations and court decisions affecting our business, directly and indirectly, including those relating to mine reclamation and restoration, greenhouse gas emissions and other emissions to the air and water and human exposure to hazardous substances used, released or disposed of by us;

•	uncertainties associated with unanticipated geological conditions related to underground mining;

•	the potential existence of significant deficiencies or material weakness in our internal control over financial reporting; and

•	the risk factors referred to in the “Risk Factors” section of this prospectus.

These factors and the other risk factors described in this prospectus, including the documents incorporated by reference, are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could harm our results. Consequently, there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to or effects on us. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements.

OUR BUSINESS

Founded in 1847, Cliffs is an international mining and natural resources company serving the global steel industry. Cliffs is the largest producer of iron ore pellets in North America, a major supplier of direct-shipping lump and fines iron ore out of Australia and a significant producer of metallurgical coal. In North America, Cliffs operates six iron ore mines owned or managed in Michigan, Minnesota and Eastern Canada, and two coking coal mining complexes located in West Virginia and Alabama. Operations in Asia Pacific are comprised of two iron ore mining complexes in Western Australia, serving the Asian iron ore markets with direct-shipping fines and lump ore, and a 45% economic interest in Sonoma, a coking and thermal coal mine located in Queensland, Australia. In Latin America, Cliffs has a 30% interest in Amapá, a Brazilian iron ore project. Cliffs’ principal executive offices are located at: 200 Public Square, Suite 3300, Cleveland, Ohio 44114, and its telephone number is: (216) 694-5700.

RISK FACTORS

Investing in our common shares involves risk. Prior to making a decision about investing in our common shares, you should carefully consider the specific factors discussed under the heading “Risk Factors” in our most recent Annual Report on Form 10-K and in our most recent Quarterly Reports on Form 10-Q, which are incorporated herein by reference and may be amended, supplemented or superseded from time to time by other reports we file with the SEC in the future. The risks and uncertainties we have described are not the only risks we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our operations. If any of these risks actually occurs, our business, results of operations and financial condition could suffer. In that case, the trading price of our common shares could decline, and you could lose part of your investment.

USE OF PROCEEDS

Unless we inform you otherwise in the applicable prospectus supplement, we expect to use the net proceeds from the sale of common shares for general corporate purposes. These purposes may include, but are not limited to:

•	reduction or refinancing of outstanding indebtedness or other corporate obligations;

•	additions to working capital;

•	capital expenditures; and

•	acquisitions and other strategic investments.

Pending any specific application, we may initially invest funds in short-term investment-grade, interest-bearing securities or apply them to the reduction of indebtedness.

DESCRIPTION OF CAPITAL STOCK

The following is a summary of the terms and provisions of our capital stock. The rights of our shareholders are governed by the Ohio General Corporation Law, our amended articles of incorporation and regulations. This summary is qualified by reference to the governing corporate instruments of Cliffs to which we have referred you and applicable provisions of Ohio law. To obtain a copy of our amended articles of incorporation and regulations, see “Where You Can Find More Information.”

Common Shares

General

We have authorized 224,000,000 common shares, par value $0.125 per share. The holders of our common shares are entitled to one vote for each share on all matters upon which shareholders have the right to vote and, upon proper notice, are entitled to cumulative voting rights in the election of directors. Our common shares do not have any preemptive rights, are not subject to redemption and do not have the benefit of any sinking fund. Holders of our common shares are entitled to receive such dividends as our directors from time to time may declare out of funds legally available therefore. Entitlement to dividends is subject to the preferences granted to other classes of securities we have or may have outstanding in the future. In the event of our liquidation, holders of our common shares are entitled to share in any of our assets remaining after satisfaction in full of our liabilities and satisfaction of such dividend and liquidation preferences as may be possessed by the holders of other classes of securities we have or may have outstanding in the future.

Our common shares are listed on the NYSE, Euronext and the Chicago Stock Exchange under the symbol “CLF.”

The transfer agent and registrar for our common shares is Computershare Trust Company, N.A.

Shareholder Rights Plan

On October 8, 2008, our directors authorized and declared a dividend consisting of one right for each of our common shares outstanding as of the close of business on October 29, 2008, or the rights record date. Each right initially represents the right to purchase one one-hundredth of one of our common shares at an exercise price per right of $175, on the terms and subject to the conditions set forth in the Rights Agreement dated as of October 13, 2008, by and between Cliffs and Computershare Trust Company, N.A., as rights agent, or the rights agreement. The rights agreement also provides, subject to specified exceptions and limitations, that each of our common shares issued or delivered by us (whether originally issued or delivered from our treasury) after the rights record date will be entitled to and accompanied by one right. In the absence of further action by our directors, the rights generally will become exercisable upon the occurrence of certain triggering events, including the acquisition by a person or a group of beneficial ownership (as such term is defined in the rights agreement and includes, among other things, certain derivative or synthetic arrangements having characteristics of a long position in our common shares) of 10% or more of our outstanding common shares, or, in the case of a person or a group that currently beneficially owns 10% or more of Cliffs outstanding common shares, the acquisition by such person or group of beneficial ownership of any additional common shares of ours (whether or not such person or group has disposed of beneficial ownership of any of our common shares on or after the date of the rights agreement). We are entitled to redeem all (but not less than all) of the rights at a redemption price of $0.001 per right at any time prior to the time the rights become exercisable. We are also entitled to exchange the rights for our common shares after the rights become exercisable, in which case we would issue one common share for each right, subject to adjustment in certain circumstances. The rights will expire on October 29, 2011, unless earlier redeemed or exchanged by us in accordance with the rights agreement.

After the date the rights become exercisable, if a person or group acquires or has already acquired a percentage of our common shares in excess of the relevant threshold, all holders of rights (except such person or group that acquires or has already acquired a percentage of our common shares in excess of the relevant threshold) may exercise their rights upon payment of the purchase price to purchase a number of our common shares (or other securities or assets as determined by our directors) having a market value of two times the purchase price of the rights. We refer to the event described in the immediately preceding sentence as a flip-in event. After the date the rights become exercisable, if a flip-in event has already occurred and we are acquired in a merger or similar transaction, all holders of rights (except such persons and groups that acquire or have already acquired a percentage of our common shares in excess of the relevant threshold) may exercise their rights upon payment of the purchase price, to purchase shares of the acquiring corporation with a market value of two times the purchase price of the rights.

Ohio Control Share Acquisition Statute

The Ohio Control Share Acquisition Statute requires the prior authorization of the shareholders of certain corporations in order for any person to acquire, either directly or indirectly, shares of that corporation that would entitle the acquiring person to exercise or direct the exercise of 20% or more of the voting power of that corporation in the election of directors or to exceed specified other percentages of voting power. In the event an acquiring person proposes to make such an acquisition, the person is required to deliver to the corporation a statement disclosing, among other things, the number of shares owned, directly or indirectly, by the person, the range of voting power that may result from the proposed acquisition and the identity of the acquiring person. Within 10 days after receipt of this statement, the corporation must call a special meeting of shareholders to vote on the proposed acquisition. The acquiring person may complete the proposed acquisition only if the acquisition is approved by the affirmative vote of the holders of at least a majority of the voting power of all shares entitled to vote in the election of directors represented at the meeting excluding the voting power of all “interested shares.” Interested shares include any shares held by the acquiring person and those held by officers and directors of the corporation as well as by certain others, including many holders commonly characterized as arbitrageurs. The Ohio Control Share Acquisition Statute does not apply to a corporation if its articles of incorporation or code of regulations state that the statute does not apply to a corporation. Neither our amended articles of incorporation nor our regulations contain a provision opting out of this statute.

Ohio Interested Shareholder Statute

Chapter 1704 of the Ohio Revised Code prohibits certain corporations from engaging in a “chapter 1704 transaction” with an “interested shareholder” for a period of three years after the date of the transaction in which the person became an interested shareholder, unless, among other things:

•	the articles of incorporation expressly provide that the corporation is not subject to the statute (we have not made this election); or

•	the board of directors of the corporation approves the chapter 1704 transaction or the acquisition of the shares before the date the shares were acquired.

After the three-year moratorium period, the corporation may not consummate a chapter 1704 transaction unless, among other things, it is approved by the affirmative vote of the holders of at least two-thirds of the voting power in the election of directors and the holders of a majority of the voting shares, excluding all shares beneficially owned by an interested shareholder or an affiliate or associate of an interested shareholder, or the shareholders receive certain minimum consideration for their shares. A chapter 1704 transaction includes certain mergers, sales of assets, consolidations, combinations and majority share acquisitions involving an interested shareholder. An interested shareholder is defined to include, with limited exceptions, any person who, together with affiliates and associates, is the beneficial owner of a sufficient number of shares of the corporation to entitle the person, directly or indirectly, alone or with others, to exercise or direct the exercise of 10% or more of the voting power in the election of directors after taking into account all of the person’s beneficially owned shares that are not then outstanding.

Preferred Stock

Our board of directors can, without approval of shareholders, issue one or more series of preferred stock. We have authorized up to 3,000,000 shares of Class A preferred stock and 4,000,000 shares of Class B preferred stock. The board can determine the number of shares of each series and the rights, preferences and limitations of each series, including dividend rights, voting rights, conversion rights, redemption rights and any liquidation preferences and the terms and conditions of issue. In some cases, the issuance of preferred shares could delay, defer or prevent a change in control and make it harder to remove present management, without further action by our shareholders. Under some circumstances, preferred shares could also decrease the amount of earnings and assets available for distribution to holders of our common shares if we liquidate or dissolve and could also restrict or limit dividend payments to holders of our common shares.

There are no shares of our Class A preferred stock or Class B preferred stock currently outstanding.

PLAN OF DISTRIBUTION

We may sell the offered common shares in and outside the United States:

•	through underwriters or dealers;

•	directly to purchasers;

•	in a rights offering;

•	in “at the market” offerings, within the meaning of Rule 415(a)(4) of the Securities Act, to or through a market maker or into an existing trading market on an exchange or otherwise;

•	through agents; or

•	through a combination of any of these methods.

The prospectus supplement will include the following information:

•	the terms of the offering;

•	the names of any underwriters or agents;

•	the name or names of any managing underwriter or underwriters;

•	the purchase price or initial public offering price of the common shares;

•	the net proceeds from the sale of the common shares;

•	any delayed delivery arrangements;

•	any underwriting discounts, commissions and other items constituting underwriters’ compensation;

•	any discounts or concessions allowed or reallowed or paid to dealers; and

•	any commissions paid to agents.

Sale through Underwriters or Dealers

If underwriters are used in the sale, the underwriters will acquire the common shares for their own account. The underwriters may resell the common shares from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Underwriters may offer common shares to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. Unless we inform you otherwise in the prospectus supplement, the obligations of the underwriters to purchase the common shares will be subject to certain conditions, and the underwriters will be obligated to purchase all the offered common shares if they purchase any of them. The underwriters may change from time to time any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.

If we offer common shares in a subscription rights offering to our existing security holders, we may enter into a standby underwriting agreement with dealers, acting as standby underwriters. We may pay the standby underwriters a commitment fee for the common shares they commit to purchase on a standby basis. If we do not enter into a standby underwriting agreement, we may retain a dealer-manager to manage a subscription rights offering for us.

During and after an offering through underwriters, the underwriters may purchase and sell the common shares in the open market. These transactions may include overallotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. The underwriters may also impose a penalty bid, which means that selling concessions allowed to syndicate members or other broker-dealers for the offered common shares sold for their account may be reclaimed by the syndicate if the offered common shares are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the offered common shares, which may be higher than the price that might otherwise prevail in the open market. If commenced, the underwriters may discontinue these activities at any time.

Some or all of the securities that we offer through this prospectus may be new issues of common shares with no established trading market. Any underwriters to whom we sell our common shares for public offering and sale may make a market in those common shares, but they will not be obligated to do so and they may discontinue any market making at any time without notice. Accordingly, we cannot assure you of the liquidity of, or continued trading markets for, any common shares that we offer.

If dealers are used in the sale of common shares, we will sell the common shares to them as principals. They may then resell those common shares to the public at varying prices determined by the dealers at the time of resale. We will include in the prospectus supplement the names of the dealers and the terms of the transaction.

Direct Sales and Sales through Agents

We may sell the common shares directly. In this case, no underwriters or agents would be involved. We may also sell the common shares through agents designated from time to time. In the prospectus supplement, we will name any agent involved in the offer or sale of the offered common shares, and we will describe any commissions payable to the agent. Unless we inform you otherwise in the prospectus supplement, any agent will agree to use its reasonable best efforts to solicit purchases for the period of its appointment.

We may sell the common shares directly to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act with respect to any sale of those common shares. We will describe the terms of any sales of these common shares in the prospectus supplement.

Remarketing Arrangements

Offered common shares may also be offered and sold, if so indicated in the applicable prospectus supplement, in connection with a remarketing upon their purchase, in accordance with a redemption or repayment pursuant to their terms, or otherwise, by one or more remarketing firms, acting as principals for their own accounts or as agents for us. Any remarketing firm will be identified and the terms of its agreements, if any, with us and its compensation will be described in the applicable prospectus supplement.

Delayed Delivery Contracts

If we so indicate in the prospectus supplement, we may authorize agents, underwriters or dealers to solicit offers from certain types of institutions to purchase common shares from us at the public offering price under delayed delivery contracts. These contracts would provide for payment and delivery on a specified date in the future. The contracts would be subject only to those conditions described in the prospectus supplement. The prospectus supplement will describe the commission payable for solicitation of those contracts.

General Information

We may have agreements with the agents, dealers, underwriters and remarketing firms to indemnify them against certain civil liabilities, including liabilities under the Securities Act, or to contribute with respect to payments that the agents, dealers, underwriters or remarketing firms may be required to make. Agents, dealers, underwriters and remarketing firms may be customers of, engage in transactions with or perform services for us in the ordinary course of their businesses.

LEGAL MATTERS

Jones Day will pass upon the validity of the common shares being offered hereby.

EXPERTS

The consolidated financial statements and the related financial statement schedule (Schedule II – Valuation and Qualifying Accounts) as of December 31, 2008 and 2007, and for each of the three years in the period ended December 31, 2008, incorporated in this prospectus by reference from Cliffs Natural Resources Inc.’s Current Report on Form 8-K filed on May 12, 2009, and the effectiveness of Cliffs Natural Resources Inc.’s internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports (which, as to the report related to the consolidated financial statements expresses an unqualified opinion, and includes an explanatory paragraph relating to the adoption of new accounting standards), which are incorporated herein by reference. Such financial statements and financial statement schedule have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.